Exhibit 99.3

Obsidian Energy Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	September 30, 2019	December 31, 2018
Assets
Current
Cash		$3	$2
Restricted cash		2	-
Accounts receivable		49	53
Risk management	10	4	9
Other		17	12
Lease receivable	4	9	-
Assets held for sale	5	99	-
		183	76
Non-current
Lease receivable	4	33	-
Property, plant and equipment	6	2,247	2,574
		2,280	2,574
Total assets		$2,463	$2,650

Liabilities and Shareholders’ Equity
Current
Bank overdraft		$-	$2
Accounts payable and accrued liabilities		100	143
Current portion of long-term debt	7	18	17
Current portion of lease liabilities	8	29	-
Current portion of provisions	9	17	28
Liabilities related to assets held for sale	5	18	-
		182	190

Non-current
Long-term debt	7	449	402
Lease liabilities	8	91	-
Provisions	9	107	186
Other non-current liabilities		-	4
		829	782
Shareholders’ equity
Shareholders’ capital	11	2,186	2,185
Other reserves	13	101	99
Deficit		(653)	(416)
		1,634	1,868
Total liabilities and shareholders’ equity		$2,463	$2,650

See accompanying notes to the unaudited interim consolidated financial statements.

Commitments and contingencies (Note 14)

OBSIDIAN ENERGY THIRD QUARTER 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Obsidian Energy Ltd.

Consolidated Statements of Income (Loss)

	Three months ended September 30			Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	Note	2019	2018	2019	2018

Oil and natural gas sales and other income	12	$94	$124	$306	$362
Royalties		(8)	(12)	(22)	(30)
		86	112	284	332

Risk management gain (loss)	10	4	(12)	(13)	(94)
		90	100	271	238

Expenses
Operating		36	40	106	123
Transportation		6	9	21	26
General and administrative		5	6	16	18
Restructuring		-	-	3	16
Share-based compensation	13	1	3	3	8
Depletion, depreciation, impairment and accretion	6,9	58	74	328	220
Gain on dispositions		-	(3)	-	(3)
Gain on provisions	9	(7)	(4)	(9)	(7)
Foreign exchange loss (gain)	7	1	(1)	(2)	4
Financing	7,8	12	5	31	15
Other		6	2	18	10
		118	131	515	430
Income (loss) before taxes		(28)	(31)	(244)	(192)

Deferred tax expense (recovery)		-	-	-	-

Net and comprehensive income (loss)		$(28)	$(31)	$(244)	$(192)

Net income (loss) per share
Basic		$(0.38)	$(0.43)	$(3.35)	$(2.66)
Diluted		$(0.38)	$(0.43)	$(3.35)	$(2.66)
Weighted average shares outstanding (millions)
Basic	11	73.0	72.5	72.8	72.3
Diluted	11	73.0	72.5	72.8	72.3

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

	Three months ended September 30			Nine months ended September 30
(CAD millions, unaudited)	Note	2019	2018	2019	2018

Operating activities
Net income (loss)		$(28)	$(31)	$(244)	$(192)
Other income		(1)	-	(2)	-
Depletion, depreciation, impairment and accretion	6,9	58	74	328	220
Gain on dispositions		-	(3)	-	(3)
Provisions	9	(7)	(4)	(9)	(7)
Financing	7,8	2	-	6	-
Share-based compensation	13	1	2	3	6
Unrealized risk management loss (gain)	10	(3)	(31)	5	21
Unrealized foreign exchange loss (gain)	7	1	(1)	(5)	(4)
Restructuring		-	-	-	8
Other		1	-	2	-
Decommissioning expenditures	9	(5)	(2)	(8)	(5)
Onerous office lease settlements	9	-	(1)	(2)	(10)
Change in non-cash working capital		13	40	(46)	46
		32	43	28	80
Investing activities
Capital expenditures		(27)	(41)	(69)	(127)
Property dispositions (acquisitions), net	6	-	5	11	14
Change in non-cash working capital		14	5	(5)	(5)
		(13)	(31)	(63)	(118)
Financing activities
Lease receivable receipts	4	2	-	7	-
Lease liabilities settlements	8	(5)	-	(20)	-
Increase (decrease) in long-term debt	7	(12)	(10)	67	63
Repayments of senior notes	7	-	-	(17)	(32)
Realized foreign exchange loss on repayments	7	-	-	3	8
		(15)	(10)	40	39

Change in cash and cash equivalents		4	2	5	1
Cash and cash equivalents, beginning of period		1	1	-	2
Cash and cash equivalents, end of period		$5	$3	$5	$3

Cash and cash equivalents includes cash and bank overdraft.

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2019	3	$2,185	$99	$(409)	$1,875
Net and comprehensive loss		-	-	(244)	(244)
Share-based compensation	13	-	3	-	3
Issued on exercised equity plans	13	1	(1)	-	-
Balance at September 30, 2019		$2,186	$101	$(653)	$1,634

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2018		$2,181	$96	$(111)	$2,166
Net and comprehensive loss		-	-	(192)	(192)
Share-based compensation	13	-	6	-	6
Issued on exercised equity plans	13	5	(5)	-	-
Balance at September 30, 2018		$2,186	$97	$(303)	$1,980

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 10)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy” or the “Company”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across its portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Obsidian Energy’s wholly owned subsidiaries hold a 55 percent interest.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The interim consolidated financial statements include the accounts of Obsidian Energy, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in the Company’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

b) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Obsidian Energy’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2018 with the exception of IFRS 16 – Leases as outlined below.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on November 1, 2019.

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Significant accounting policies

a)   Adoption of IFRS 16 - Leases

Obsidian Energy applied IFRS 16 with an initial adoption date of January 1, 2019, resulting in a change to its accounting policy for lease contracts as detailed below. The Company applied IFRS 16 using the modified retrospective approach under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. As a result, comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4.

As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Company. Under IFRS 16, the Company recognizes right-of-use assets in property, plant and equipment and lease liabilities for most leases.

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

i) Practical expedients

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

-	Applied a single discount rate to a portfolio of leases with similar characteristics;
-	Applied the exemption to not recognize right-of-use assets and liabilities for leases with less than 12 months of lease term;
-

Applied the exemption to not recognize leases of low value assets on the consolidated balance sheet. Payments for these leases will be disclosed in the notes to the consolidated financial statements; and

-	Placed reliance on the Company’s previous assessment of onerous contracts under IAS 37 immediately before the date of initial application as an alternative to performing an impairment assessment.

ii) January 1, 2019 impact

The impacts of the adoption of IFRS 16 as at January 1, 2019 are as follows:

	Notes	As reported at December 31, 2018	Adjustments	Balance on adoption as at January 1, 2019
Assets
Current portion of lease receivable	b)	$-	$9	$9
Long-term portion of lease receivable	b)	-	34	34
Property, plant and equipment	a)	-	37	37

Liabilities and Shareholders’ Equity
Current portion of lease liability	c)	-	30	30
Current portion of provisions	d)	16	(12)	4
Long-term portion of lease liability	c)	-	106	106
Long-term portion of provisions	d)	69	(51)	18
Deficit	d)	$416	$(7)	$409

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

a)   Right-of-use assets

The Company measured its right-of-use assets at the amount equal to the lease liability less any amount previously recorded as onerous contract provision under IAS 37. There was no impact to retained earnings upon adoption.

b)   Sublease contracts

The Company analyzed the classification of sublease contracts previously classified as operating leases under IAS 17. The Company determined that certain subleases met the requirements of finance leases under IFRS 16. These are recorded as Lease receivable.

c)   Lease liabilities

The Company recorded lease liabilities on contracts previously classified as operating leases under IAS 17. The lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate at January 1, 2019. The incremental borrowing rate used in the calculation was 6.0 percent.

d)   Onerous contract provisions

For the Company’s office lease provision, the Company applied the practical expedient to use its previous assessment under IAS 37 for onerous contracts. This resulted in a reduction of $63 million to the Company’s office lease provision that was classified as an onerous contract and a reduction in deficit of $7 million.

iii) Reconciliation of commitments to lease liability

The following table reconciles the Company’s commitments at December 31, 2018 to the Company’s lease liabilities as at January 1, 2019:

Total
Long-term debt	$419
Transportation	41
Power infrastructure	9
Interest obligations	27
Office lease	201
Decommissioning liability	129
Total at December 31, 2018	$826
Commitments that do not contain a lease	(607)
Office Lease - Non-Lease Components	(66)
Operating lease under IAS 17	9
Discounting impact	(26)
Lease liabilities as at January 1, 2019	$136

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

b)	Policy applicable after January 1, 2019

On transition to IFRS 16 and at inception of entering into a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company considers the following:

-	the contract involves the use of an identified asset;
-	the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
-	the Company has the right to direct the use of the asset, which occurs if either;
o	the Company has the right to operate the asset; or
o	the Company designed the asset in a way that predetermines how and for what purpose it will be used.

Obsidian Energy recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful life of right-of-use assets are determined based on the length of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate. The consideration used to measure the lease liability includes all fixed or variable lease payments under the arrangement. Subsequently, the lease liability is measured at amortized cost using the effective interest method and is re-measured when there is a change in the future lease payments.

In-scope leases

Upon adoption of IFRS 16, the Company identified certain office leases, transportation commitments, vehicle leases and surface leases in-scope under the standard.

-	Office lease commitments pertain to total leased office space. A portion of this office space has been sub-leased to other parties to minimize the Company’s net exposure under the leases;
-	Transportation commitments related to costs for future pipeline access;
-	Vehicle leases relate to commitments for usage of vehicles; and
-	Surface leases allow access to land at a natural gas or oil treatment facility and beyond.

Obsidian Energy has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, which include information technology equipment and field equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

4. Lease receivable

Lease receivable relates to the lease component of sub-leased office space. Total lease receivable included in the consolidated balance sheet is as follows:

Nine months ended September 30, 2019
Balance, beginning of period	$43
Additions	4
Finance income	2
Lease payments received	(7)
Balance, end of period	$42

Current portion	$9
Long-term portion	$33
The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received after the reporting date:

As at September 30, 2019
2019	$2
2020	9
2021	9
2022	9
2023	9
thereafter	10
Total undiscounted payments	$48
Unearned finance income	(6)
Lease receivable	$42
5. Assets and liabilities held for sale Assets and liabilities classified as held for sale consisted of the following:

As at September 30, 2019
Assets held for sale
Cash	$2
Accounts receivable	3
Property, plant and equipment	94
$99
Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$6
Decommissioning liability	12
$18

During the third quarter of 2019, as a result of the Company continuing to progress through a formal sales process for the Company’s interest in the Peace River Oil Partnership (“PROP”), the Company has continued to classify these assets as held for sale at September 30, 2019.

Previously, in the second quarter of 2019, these assets were recorded at the lower of fair value less costs to sell and their carrying amount, resulting in a PP&E impairment loss of $130 million. The impairment expense was recorded as additional depletion, depreciation, impairment and accretion expense on the Consolidated Statements of Income (Loss).

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

6. Property, plant and equipment (“PP&E”)

Oil and Gas assets, Facilities, Turnarounds

Cost	Nine months ended September 30, 2019	Year ended December 31, 2018
Balance, beginning of period	$10,776	$10,636
Capital expenditures	69	168
Acquisitions	-	1
Dispositions	(52)	(10)
Transfers to asset held for sale	(427)	-
Net decommissioning dispositions	(7)	(19)
Balance, end of period	$10,359	$10,776

Accumulated depletion and depreciation	Nine months ended September 30, 2019	Year ended December 31, 2018
Balance, beginning of period	$8,202	$7,817
Depletion and depreciation	184	288
Impairments	130	107
Transfers to asset held for sale	(333)	-
Dispositions	(41)	(10)
Balance, end of period	$8,142	$8,202

		As at
Net book value	September 30, 2019	December 31, 2018
Total	$2,217	$2,574

Right-of-use assets

The following table includes a break-down of the categories for right-of-use assets:

Cost				Nine months ended September 30, 2019
	Office	Transportation	Vehicle	Surface	Total
Balance, beginning of period	$15	$17	$3	$2	$37
Additions	-	-	-	-	-
Balance, end of period	$15	$17	$3	$2	$37

Accumulated amortization				Nine months ended September 30, 2019
	Office	Transportation	Vehicle	Surface	Total
Balance, beginning of period	$-	$-	$-	$-	$-
Amortization	2	4	1	-	7
Balance, end of period	$2	$4	$1	$-	$7

				As at

Net book value	September 30, 2019	December 31, 2018
Total	$30	$	-

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

Total

Total PP&E including Oil and Gas assets, Facilities, Turnarounds and Right-of-use assets is as follows:

		As at
PP&E	September 30, 2019	December 31, 2018
Oil and Gas assets, Facilities, Turnarounds	$2,217	$2,574
Right-of-use assets	30	-
Total	$2,247	$2,574
7. Long-term debt

		As at
	September 30, 2019	December 31, 2018
Bankers’ acceptances and prime rate loans	$404	$337

Senior secured notes – 2007 Notes 5.90%, US$5 million, matured May 31, 2019	-	6
Senior secured notes – 2008 Notes 6.40%, US$4 million, maturing May 29, 2020	5	6
Senior secured notes – 2009 Notes 9.32%, US$8 million, matured May 5, 2019	-	11
Senior secured notes – 2010 Q1 Notes 5.85%, US$10 million, maturing March 16, 2020	13	13
Senior secured notes – 2010 Q4 Notes 4.88%, US$13 million, maturing December 2, 2020	18	18
4.98%, US$6 million, maturing December 2, 2022	8	8
5.23%, US$2 million, maturing December 2, 2025	3	3
Senior secured notes – 2011 Q4 Notes 4.79%, US$12 million, maturing November 30, 2021	16	17
Total long-term debt	$467	$419

Current portion	$18	$17
Long-term portion	$449	$402
Additional information on Obsidian Energy’s senior secured notes was as follows:

		As at
	September 30, 2019	December 31, 2018
Weighted average remaining life (years)	1.7	2.0

Weighted average interest rate (1)	5.7%	5.8%

(1)	Under current covenant amendments, that remain in effect until January 1, 2020, the Company’s average interest rate temporarily increased by 50 bps.

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination typically in May and November of each year. During the third quarter of 2019, the Company reached an agreement with its lenders whereby the underlying borrowing base of the syndicated credit facility and the amount available to be drawn under the syndicated credit facility remain at $550 million and $460 million, respectively. Under the agreement, the next borrowing base redetermination is on February 28, 2020 when the revolving period ends, with the expiration of the term-out date of November 30, 2020. Additionally, there are two reconfirmation dates on November 19, 2019 and January 20, 2020 whereby the commencement of the term-out period may be accelerated on November 30, 2019 and January 30, 2020, respectively. If the facility is not extended at February 28, 2020 or reconfirmed at the before mentioned dates, the Company would not be allowed to further draw on the syndicated credit facility and the amount outstanding would be due on November 30, 2020.

In September 2019, the Company announced the initiation of a formal strategic alternative process to maximize shareholder value. Such strategic alternatives may include, but are not limited to, a corporate sale, merger or other business combination, a disposition of all or a portion of the Company’s assets, a recapitalization, a refinancing of its capital structure, or any combination of the foregoing. The Company continues to work through this process however there can be no guarantees on the outcome. The outcome of the strategic review process as well as various factors such as regulations and the commodity price environment lead to risk and uncertainty around revolving period reconfirmations and the terms on future renewals of the syndicated credit facility.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. As at September 30, 2019, 87 percent (December 31, 2018 – 80 percent) of Obsidian Energy’s long-term debt instruments were exposed to changes in short-term interest rates.

At September 30, 2019, letters of credit totaling $7 million were outstanding (December 31, 2018 – $7 million) that reduce the amount otherwise available to be drawn on the syndicated credit facility.

Financing expense consists of the following:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Interest on long-term-debt	$10	$5	$25	$15
Unwinding discount on lease liabilities	2	-	6	-
Financing	$12	$5	$31	$15

Obsidian Energy records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of senior notes upon their maturity. The split between realized and unrealized foreign exchange is as follows:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Realized foreign exchange loss	$-	$-	$3	$8
Unrealized foreign exchange gain	1	(1)	(5)	(4)
Foreign exchange loss (gain)	$1	$(1)	$(2)	$4

The Company is subject to certain financial covenants under its senior notes and syndicated credit facility. These types of financial covenants are typical for senior lending arrangements and include Senior debt and Total debt to Adjusted EBITDA and Senior debt and Total debt to capitalization, as more specifically defined in the applicable lending agreements. At September 30, 2019, the Company was in compliance with all of its financial covenants under such lending agreements.

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

In the first quarter of 2019, due to the impact of widening crude oil differentials in the fourth quarter of 2018, the Company entered into amending agreements with holders of its senior notes to temporarily amend its financial covenants for all quarters in 2019. Senior debt to Adjusted EBITDA and Total debt to Adjusted EBITDA will be reset during this period and calculated on a rolling basis starting on January 1, 2019. The maximum for both ratios will be less than or equal to 4.25:1 in 2019, decreasing to 3:1 from January 1, 2020 onwards for Senior debt to Adjusted EBITDA and 4:1 from January 1, 2020 onwards for Total debt to Adjusted EBITDA (which were the maximum ratios required prior to entering into the amending agreements). As part of the amending agreements, the Company agreed to pay an additional 50 bps if the covenant is less than or equal to 3.00:1, 100 bps if the covenant is greater than 3.00:1 and less than or equal to 4.00:1 and 125 bps if the covenant is greater than 4.00:1 and less than or equal to 4.25:1. On September 30, 2019, Senior debt to Adjusted EBITDA and Total debt to Adjusted EBITDA was 2.9.

8. Lease liabilities

Total lease liabilities included in the consolidated balance sheet are as follows:

Nine months ended September 30, 2019
Balance, beginning of period	$136
Unwinding of discount on lease liabilities	6
Lease payments	(22)
Balance, end of period	$120

Current portion	$29
Long-term portion	$91

The following table sets out a maturity analysis of lease payments, disclosing the undiscounted balance after September 30, 2019:

	2019	2020	2021	2022	2023	Thereafter	Total
Office	$6	$22	$22	$22	$22	$24	$118
Transportation	2	5	4	3	-	-	14
Vehicle	-	1	1	1	-	-	3
Surface	-	-	-	-	-	5	5
Total	$8	$28	$27	$26	$22	$29	$140

Amounts recognized in Consolidated Statements of Income (Loss) and Consolidated Statements of Cash Flows

For the nine months ended September 30, 2019, the Company recorded $2 million of income from sub-leases related to its right-of-use assets. Expenses related to short-term leases and leases of low-value assets were insignificant during the period.

9. Provisions

	September 30, 2019	December 31, 2018
Decommissioning liability	$108	$129
Office lease provision	16	85
Total	$124	$214

Current portion	$17	$28
Long-term portion	107	186
Total	$124	$214

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2018 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 6.5 percent (December 31, 2018 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. The total decommissioning liability on an undiscounted, uninflated basis was $0.8 billion (December 31, 2018 - $0.8 billion).

Changes to the decommissioning liability were as follows:

	Nine months ended September 30, 2019	Year ended December 31, 2018
Balance, beginning of period	$129	$147
Net liabilities added (disposed) (1)	(8)	4
Increase (decrease) due to changes in estimates	1	(23)
Liabilities settled	(8)	(9)
Transfer to liabilities related to assets held for sale	(12)	-
Accretion charges	6	10
Balance, end of period	$108	$129
Current portion	$13	$12
Long-term portion	$95	$117

(1)  Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

Office lease provision

The office lease provision represents the net present value of non-lease components on future office lease payments. These payments are reduced by recoveries under current sub-lease agreements that were recognized as non-lease components. The office lease provision was determined by applying a credit-adjusted discount rate of 6.0 percent (December 31, 2018 – 6.5 percent) over the remaining life of the lease contracts, extending into 2025.

Changes to the office lease provision were as follows:

	Nine months ended September 30, 2019	Year ended December 31, 2018
Balance, beginning of period (Note 3)	$22	$101
Net additions (dispositions)	-	(5)
Increase (decrease) due to changes in estimates	(5)	(1)
Cash settlements	(2)	(16)
Accretion charges	1	6
Balance, end of period	$16	$85
Current portion	$4	$16
Long-term portion	$12	$69

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

10. Risk management

Financial instruments consist of cash and cash equivalents, accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At September 30, 2019, except for the senior notes described in Note 7 with a carrying value of $63 million (December 31, 2018 – $82 million) and a fair value of $59 million (December 31, 2018 - $77 million), the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated credit facility.

The fair values of all outstanding financial, commodity, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

At September 30, 2019 and December 31, 2018, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Nine months ended September 30, 2019	Year ended December 31, 2018
Balance, beginning of period	$9	$(50)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(5)	43
Foreign exchange forwards	-	(2)
Cross currency swaps	-	18
Total fair value, end of period	$4	$9

	As at
Total fair value consists of the following:	September 30, 2019	December 31, 2018
Current asset portion	$4	$9
Current liability portion	-	-
Non-current asset portion	-	-
Non-current liability portion	-	-
Total fair value	$4	$9

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15

Obsidian Energy had the following financial instruments outstanding as at September 30, 2019. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)

Crude Oil
WTI Swaps	3,000 bbl/d	October 2019	$79.98/bbl	$1
WTI Swaps	3,000 bbl/d	November 2019	$79.46/bbl	1
WTI Swaps	2,000 bbl/d	December 2019	$79.30/bbl	1
WTI Swaps	1,700 bbl/d	Q4 2019	$78.95/bbl	1
WTI Swaps	250 bbl/d	Q4 2019	$80.91/bbl	-

Total				$4

Based on September 30, 2019 pricing, a $1.00 change in the price per barrel of liquids of WTI would have changed pre-tax unrealized risk management by $1 million.

The components of risk management on the Consolidated Statements of Income (Loss) are as follows:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Realized
Settlement of commodity contracts	$1	$(24)	$(8)	$(54)
Settlement of foreign exchange contracts	-	(19)	-	(19)
Total realized gain (loss)	$1	$(43)	$(8)	$(73)

Unrealized
Commodity contracts	$3	$12	$(5)	$(36)
Foreign exchange contracts	-	2	-	(3)
Cross-currency swaps	-	17	-	18
Total unrealized gain (loss)	3	31	(5)	(21)
Risk management gain (loss)	$4	$(12)	$(13)	$(94)

Market risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

See additional discussion on liquidity risk in Note 7. There have been no other significant changes to these risks from those discussed in the Company’s annual audited consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 16

11. Shareholders’ equity

Effective June 5, 2019, the Company consolidated its common shares on the basis of seven old common shares outstanding for one new common share. All figures in the interim consolidated financial statements have been updated to reflect the 7:1 consolidation. Additionally, the number of units or options and the per unit or option prices under the Restricted and Performance Share Unit plan (“RPSU plan”), Stock Option Plan, Deferred Share Unit (“DSU”) plan and Performance Share Unit (“PSU”) plan have been updated accordingly.

i) Issued

Shareholders’ capital	Common Shares	Amount

Balance, December 31, 2017	72,048,713	$2,181

Issued on exercise of equity compensation plans (1)	425,006	4

Balance, December 31, 2018	72,473,719	$2,185

Issued on exercise of equity compensation plans (1)	525,800	1

Balance, September 30, 2019	72,999,519	$2,186

(1)	Upon exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended September 30		Nine months ended September 30
Average shares outstanding (millions)	2019	2018	2019	2018
Basic and Diluted	73.0	72.5	72.8	72.3

For both the third quarter of 2019 and for the first nine months of 2019, 0.2 million common shares (2018 – 0.4 million) that are issuable under the Stock Option Plan (“Option Plan”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

12. Revenue

The Company’s significant revenue streams consist of the following:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Crude Oil	$83	$103	$265	$292
NGL	3	8	10	26
Natural gas	5	10	23	35
Production revenues	91	121	298	353
Processing fees	2	3	6	9
Financing income	1	-	2	-
Oil and natural gas sales and other income	$94	$124	$306	$362

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 17

13. Share-based compensation

Restricted and Performance Share Unit plan

Obsidian Energy has an RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the Toronto Stock Exchange (“TSX”). Since March 2016, consideration can be in the form of cash or shares purchased on the open market therefore all grants subsequent to March 2016 are accounted for based on the equity method. In June 2017, the shareholders approved amendments to the RPSU plan such that shares provided under the plan can either be purchased on the open market or issued from treasury.

RPSU plan (number of shares equivalent)	Nine months ended September 30, 2019	Year ended December 31, 2018
Outstanding, beginning of period	1,235,202	1,199,625
Granted	971,916	915,173
Vested	(562,737)	(514,591)
Forfeited	(311,047)	(365,005)
Outstanding, end of period	1,333,334	1,235,202

Outstanding units – liability method	-	4,119
Outstanding units – equity method	1,333,334	1,231,083
Total	1,333,334	1,235,202

The fair value of the RPSU plan units granted under the equity method used the following weighted average assumptions:

	Nine months ended September 30
	2019	2018
Average fair value of units granted (per unit)	$2.77	$8.61
Expected life of units (years)	3.0	3.0
Expected forfeiture rate	1.0%	6.0%

Performance Share Unit plan under the RPSU plan

Since June 2017, issuances of performance share units are made under the RPSU plan. The PSU plan under the RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company. The PSU obligation is classified as a liability due to the cash settlement feature and could be settled in cash or shares.

PSU awards (number of shares equivalent)	Nine months ended September 30, 2019	Year ended December 31, 2018
Outstanding, beginning of period	163,129	-
Granted	144,211	163,129
Vested	(77,525)	-
Forfeited	(22,929)	-
Outstanding, end of period	206,886	163,129

The liability associated with the PSU’s under the RPSU plan was insignificant at both September 30, 2019 and December 31, 2018.

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 18

Stock Option Plan

Obsidian Energy has an Option Plan that allows the Company to issue options to acquire common shares to officers, employees and other service providers. Beginning in 2017, all future grants of options were suspended under the Option Plan.

	Nine months ended September 30, 2019			Year ended December 31, 2018
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	287,996	$25.35	523,225	$32.20
Exercised	-	-	(22,139)	8.40
Forfeited	(93,640)	(38.39)	(213,090)	43.89

Outstanding, end of period	194,356	$13.38	287,996	$25.34

Exercisable, end of period	167,396	$14.16	207,257	$31.29

Deferred Share Unit plan

The DSU plan allows the Company to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX. At September 30, 2019, 541,926 DSUs (December 31, 2018 – 189,122) were outstanding and $1 million was recorded as a current liability (December 31, 2018 – $1 million).

Performance Share Unit plan

Prior to June 2017, issuances of performance share units were made under the PSU plan. The PSU obligation is classified as a liability due to the cash settlement feature.

PSU awards (number of shares equivalent)	Nine months ended September 30, 2019	Year ended December 31, 2018
Outstanding, beginning of period	118,686	219,857
Vested	(88,027)	(60,600)
Forfeited	-	(40,571)
Outstanding, end of period	30,659	118,686

The liability associated with the PSU’s was insignificant at both September 30, 2019 and December 31, 2018.

Share-based compensation

Share-based compensation is based on the fair value of the options and units at the time of grant under the Option Plan and RPSU plan (equity method), which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the RPSU plan (liability method), DSU plan and PSU plan is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Nine months ended September 30
	2019	2018
RPSU plan – equity method	$3	$6
PSU plan	-	1
DSU plan	-	1
Share-based compensation	$3	$8

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 19

The share price used in the fair value calculation of the RPSU plan (liability method), PSU plan and DSU plan obligations at September 30, 2019 was $1.10 per share (2018 – $8.47). Share-based compensation expense related to the Option Plan, RPSU plan (liability method) and DSU plan were insignificant in 2019.

Employee retirement savings plan

Obsidian Energy has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, beginning on January 1, 2019 employees may elect to contribute up to 10 percent of their salary and Obsidian Energy matches these contributions at a rate of $1.00 for each $1.00 of employee contribution (2018 - $1.25 for each $1.00 of employee contribution). Both the employee’s and Obsidian Energy’s contributions are used to acquire Obsidian Energy common shares or are placed in low-risk investments. Common shares are purchased in the open market at prevailing market prices.

14. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

OBSIDIAN ENERGY THIRD QUARTER 2019	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 20